WP TRUST
129 NW 13th Street, Suite D-26
Boca Raton, FL 33432

MATRIX CAPITAL GROUP, INC.
419 Lafayette Street
New York, NY 10003

December 29, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	WP Trust (the “Trust”) (File No. 333-206306)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests acceleration of the effective date of Pre-Effective Amendment No. 3 to the Registration Statement of the above-reference investment company as filed on Form N-1A, with respect to the WP Smaller Companies Income Plus Fund, WP International Companies Income Plus Fund and WP Income Plus Fund to Wednesday, December 30, 2015, or such other earlier date as the Commission decides.

Very truly yours,

WP TRUST

By:	/s/ Charles S. Stoll
Charles S. Stoll, President

MATRIX CAPITAL GROUP, INC.

By:	/s/ Brandon J. Byrd
Brandon J. Byrd, Chief Operating Officer

cc:	Ms. Marianne Dobelbower
Division of Investment Management

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549